Exhibit 99.5

Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com
August 5, 2022

TC Energy Corporation 450 - First Street S.W. Calgary, Alberta, Canada, T2P 5H1

Ladies and Gentlemen:

We hereby consent to the references to our firm name on the cover page and under the headings “Legal Matters,” “Interests of Experts” and “Documents Filed as Part of the Registration Statement” and the use of our opinion under the heading “Certain United States Federal Income Tax Considerations” in the prospectus supplement included as part of the registration statement on Form F-10 (Registration No. 333-252123) of TC Energy Corporation.

In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Mayer Brown LLP

Mayer Brown LLP

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).